

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04020175

March 5, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to General Motors by Mark Seidenberg. We also have received a letter from the proponent dated February 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on July 14, 2003 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would require the GM board of directors to publish annually a report to its stockholders a variety of scientific data related to global warming or cooling.

General Motors intends to omit the proposal under Rule 14a-8(i)(5) because it relates to operations that are not significant to the Corporation and under Rule 14a-8(i)(10) because it has been significantly implemented. In addition, we believe that the Supporting Statement may be omitted under Rule 14a-8(i)(3) as false and misleading in violation of the proxy rules.

The proposal would require General Motors to provide detailed scientific data regarding the following topics:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Topics 2, 3, and 6 require GM staff to determine the reported information; topics 2, 4, 5, and 6 require GM staff to determine the appropriate scope of relevant information. Except for the reference in topic 4 to motor vehicles produced by General Motors, GM staff does not currently determine any of this information, which is clearly outside the Corporation's business activities and technical expertise.

General Motors is not in the business of basic climate research or speculation about economics. To comply with the proposal, GM would have to hire employees to perform research in fields in which it does not currently operate. Rule 14a-8(i)(5) permits a company to exclude a proposal that relates to operations that account for less than five percent of the company's total assets and of the company's net earnings and gross sales, unless it is otherwise significantly related to the company's business. Because GM does not now perform this type of research or analysis, neither its assets nor its sales now include any amounts related to this work.

The general topic of climate change is clearly an issue of public importance and may be significantly related to General Motors and the vehicles it produces. The proposal, however, is not significantly related to GM. The content of the scientific report required by the proposal is almost entirely unrelated to GM. (The only information specific to GM—the amount of carbon dioxide produced by GM vehicles—is already publicly disclosed in a report directed to stockholders and other interested parties, as discussed below.) The proposal is focused on issues like how much carbon dioxide annually is produced by decay of organic material or absorbed by vegetation, which are not significantly related to GM's business.

Certainly, a proposal requiring GM to provide certain information related to climate change could be significantly related to GM's business. For example, the proxy statement for GM's annual meeting of stockholders in 2003 included a proposal requested detailed information about greenhouse gas emissions from the Corporation's operations and from the vehicles it produces as well as plans to reduce emissions (Exhibit B). While GM's board of directors opposed the substance of this proposal, there was no dispute that it was relevant to its business.

The large majority of the information sought by the current proposal, in contrast, relates to research and policy matters that do not relate in any specific way to General Motors' operations. Merely raising an issue that could affect a company is not enough under Rule 14a-8(i)(5) to establish the required relevance. In Mead Corporation (January 31, 1994), Rule 14a-8(i)(5) was deemed to furnish a basis for excluding a proposal that would have required the company provide a report on the anticipated impact of the North American Free Trade Agreement on the company's competitive strategy and long-term strategy, even though the company conceded in its no-action letter request that it had supported NAFTA and expected that it would encourage growth in its business. Similarly, the Staff relied on Rule 14a-8(i)(5) to take a no-action position with regard to proposals that would have required companies to report on the feasibility of seeking compensation for tobacco-related health care costs. See Citicorp (January 13, 1995); Wachovia Corporation (January 13, 1995). In these cases, even though it was possible to identify some relationship between the socially significant topic addressed by the proposal and the company to which it was submitted, the Staff determined that the focus of the proposal was irrelevant to the company's business. See also LaJolla Pharmaceutical Company (February 18,

1997) (no significant relationship where company did not use fetal tissue); Merrill Lynch & Co., Inc. (January 21, 1994) (underwriting financing for environmentally controversial project).

The scientific report required by the current proposal would include only one item of information directly related to General Motors' business—an annual statement of the amount of carbon dioxide produced by motor vehicles produced by GM. Estimates of average carbon dioxide production per mile for new GM vehicles in the U.S. and Canada from 1994 to 2003 are available at a website maintained by the Corporation, www.GMability.com, so that that portion of the proposal has already been substantially implemented and may be omitted under Rule 14a-8(i)(10). Essentially all of the remaining information requested by the proposal is currently available from well recognized public sources, such as the National Climatic Data Center of the U.S. National Oceanic and Atmospheric Administration, the U.S. National Weather Service, the Carbon Dioxide Information Analysis Center of the U.S. Department of Energy, the Goddard DAAC Climatology Interdisciplinary Data Collection of the U.S. National Air & Space Administration, and the U.S. Environmental Protection Agency, as well as from many other national governmental and academic sources.

Finally, the brief supporting statement to the proposal contains a false and misleading statement that is unfairly derogatory of General Motors' board of directors—"If the board opposes this resolution, the board does not want you to have such scientific report." The directors of GM may recommend that GM's stockholders vote against the proposal, not because they do not want stockholders to have this information, but because they believe that there are many more appropriate sources for this information and that the significant expenditure of GM's resources that would be required to produce such a report would not be in the best interest of the Corporation or its stockholders. Accordingly, unless this statement is deleted, the proposal may be excluded under Rule 14a-8(i)(3) as false and misleading.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

Mark Seidenberg
P. O. Box 6102
Woodland Hills, Calif. 91365

February 4, 2004

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: General Motors Corporation stockholder proposal

Dear Sir:

This reply regards the letter to you dated January 30, 2004, from Anne Larin, Attorney and Assistant Secretary, General Motors Corporation, in which she expresses the intention of management to omit my "Resolution For a Scientific Report on Global Warming/Cooling" from the proxy materials for the upcoming annual meeting. None of her three objections are substantial, as discussed below. Please do not allow the omission.

1. Not significantly related to GM.

It's hard to understand this objection. Clearly GM has studied "global warming/cooling" for years, and such study involves numerous factors. GM recognizes that it is a significant topic for stockholders, and even had a vote on a proposal on a different aspect of "global warming/cooling" in 2003. However, GM is now claiming it has no expertise in the designated areas of "global warming/cooling". My proposal does not require GM itself to make the measurements of temperatures etc. other than for its own operations. The term "determine" means that GM staff would determine the relevant information and statistics that it already relies upon for studying, analyzing, and recommending on the subject. Any intelligent discussion of any issue, including "global warming/cooling", starts with definitions of the terms used. Apparently GM has considerable facility to obtain this information, inasmuch as Ms. Larin's letter states, "Essentially all of the remaining information requested by the proposal is currently available at well recognized public sources, such as...." The intent of the proposal is to have GM's current staff to put together the relevant information that it already uses in a simple report to the stockholders--so that we can understand the situation and significant controversy in an informed manner from the point of view of GM's board and management.

2. Substantially implemented

It is good to hear that one type of information in the proposed report is already being collected and reported on a website called www.GMability.com. However, a website is not a report to the stockholders, and thus could not be considered as substantially implementing even a part of my proposal. Moreover, this piece of information is not very valuable without the other aspects of the global warming/cooling discussion to put GM's position into intelligent perspective. That's why I have asked for this thorough report.

3. False and misleading supporting statement language

There is no other location at which GM stockholders could find a report containing any organized information about GM's evaluation and recommendations about the subject. This is not a real alternative. The board could make this argument in its opposing statement (if it does oppose my proposal) for some alternate location, but I will object at that time that no other alternate exists.

As you can see in these three areas, the objections do not hold water. You are requested to deny GM's request to omit my proposal.

Sincerely,



Mark Seidenberg

cc: Anne Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal requests the board of directors publish annually to the stockowners a "Scientific Report on Global Warming/Cooling."

We are unable to concur in your view that GM may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially misleading under rule 14a-9. In our view, the proponent must delete the sentence that begins "If the board opposes . . ." and ends ". . . such scientific report." Accordingly, unless the proponent provides GM with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GM omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3)

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Anne Nguyen
Attorney-Advisor